Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form F-3 pertaining to the Second Amended and Restated Dividend Reinvestment and Share Purchase Plan of Fortis Inc. (the “Company”), of our report dated February 15, 2017, with respect to the consolidated balance sheets of the Company as at December 31, 2016 and 2015, and the consolidated statements of earnings, comprehensive income, cash flows and changes in equity for the years then ended, which report is included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2016 (File No. 001-37915) initially filed with the Securities and Exchange Commission on February 16, 2017, as amended.

St. John’s, Canada	/s/ Ernst & Young LLP
May 16, 2017	Chartered Professional Accountants